

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

<u>Via E-mail</u>
Joseph M. Harary
President and Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, NY 11797-2033

       Re: Research Frontiers Incorporated
                Form 10-K for the year ended December 31, 2012
                Filed March 12 2013
                File No. 000-14893

Dear Mr. Harary:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Mark P. Shuman

                                     Mark P. Shuman
                                     Branch Chief – Legal

cc: <u>Via E-mail</u>
        Seth L. Van Voorhees
        CFO and Treasurer
        Research Frontiers Incorporated